October 21, 2024

Carol Craig
Chief Executive Officer
Sidus Space Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

       Re: Sidus Space Inc.
           Registration Statement on Form S-1
           Filed October 15, 2024
           File No. 333-282632
Dear Carol Craig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mariam Mansaray at 202-551-5176 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Sean F. Reid, Esq.